Filed by The Keith Companies, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                   and deemed filed pursuant to Rule 14a-12
                                  under the Securities Exchange Act of 1934
                                 Subject Company: The Keith Companies, Inc.
                                             Commission File No.: 000-26561

This filing relates to the Agreement and Plan of Merger and Reorganization, dated April 14, 2005, by and among Stantec Inc., Stantec Consulting California Inc., and The Keith Companies, Inc. The following are (i) a message from the Chief Executive Officer of The Keith Companies and (ii) responses to selected employee questions, added to The Keith Companies website on April 29, 2005.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Stantec and TKC will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

And from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec's proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec's directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators' web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC's directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the

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combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, a downturn in the real estate market, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward- looking statements in this release.

CEO Forum Message - April 29

Message from Aram Keith

It has now been just over two weeks since we announced the signing of our merger agreement with Stantec and Stantec Consulting of California. The first week was a whirlwind for Tony Franceschini and me and I'm sure it was for many of you as well. Together he and I visited TKC's Salt Lake City, Las Vegas, and Irvine offices while Mark Jackson, Jack Gorrie, and Guy LaPatourel, three of Stantec's leadership from Kitchener, Ontario, met with management and some staff in Ann Arbor. The purpose of these meetings is to introduce Stantec to our personnel and respond to your questions regarding our pending merger. All these visits happened in a span of two days! Plans to have Tony or others visit other TKC offices are ongoing, but the pace will slow somewhat while other matters are also being addressed.

We truly appreciate the feedback and questions from both companies' employees that we have received through the joint web site, by telephone and email, and in the many meetings and conversations we've had with employees since the announcement. I understand that there is a lot of uncertainty regarding benefits, 401(k) plans, compensation, and potential lay offs. I have been impressed with Stantec's efforts to address your questions to the best that they can at this point. Together, we are trying to provide you with all the information you would like but unfortunately, we do not have all of the answers yet.

In the overall scheme of things, it is sometimes unwise to provide the level of detail about benefits and other things that many people are asking for until Stantec's Human Resources team and ours have the opportunity to meet and go through a comprehensive comparison between our companies' respective plans as Tony suggested in his first message. This process, which is beginning next week, could take several weeks to complete and it's very important that it is not done hastily. I want to assure you that when we do know more, that information will be communicated to all TKC staff. I am very confident in Stantec's commitment to review the overall compensation package for employees including pay, benefits, and everything else and be very fair with it when taken as a whole. Your benefits will remain unchanged through the time of the merger. You will know well in advance when any change to your benefits will occur after that, exactly what those benefits will consist of, and how the new plan differs from TKC's. This also applies to other employment related questions you may that apply following the merger, including questions about compensation, 401(k) plans, and employment concerns. I thank-you for your patience and as soon as we know more about these subjects we will pass that information on to you.

It has been a great experience for me to work with a number of Stantec's people as we have begun to formulate our initial integration plans. Everyone I have met has been tremendously helpful and professional and I'm sure when more of you start meeting Stantec representatives over the next few months you will feel the same. The dynamic and talented people I have worked with so far have confirmed my first impression of Stantec being a great company.

Please remember that we are working diligently to try and respond to your questions. I encourage you to keep sending us your feedback and inquiries. The feedback we receive will help us to keep you well informed during the period leading up to the close of the transaction and we hope will contribute to a smooth transition for you from TKC to Stantec.

To all our TKC employees - Thank-you for your hard work and dedication.

-Aram Keith


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EMPLOYEE RESPONSES APRIL 29, 2005

BENEFITS

WHEN WILL I BE ABLE TO SEE A COMPLETE STANTEC BENEFITS SUMMARY?
Stantec's and TKC's respective Human Resources teams are ready to begin a comprehensive review of our two benefits plans which we expect will take several weeks. In order to fully explain what will be changing and when those changes will occur in regards to your benefit plans this review needs to be completed.

When we know a timeline for the completion of the review and how the information will be communicated, we will notify TKC employees. In the meantime we thank you for your patience.

DOES STANTEC OFFER VISION INSURANCE COVERAGE?
Yes, Stantec does offer vision insurance coverage along with its medical and dental coverage.

DOES STANTEC HAVE AN EDUCATION REIMBURSEMENT PROGRAM?
Yes, Stantec does have an education reimbursement program. The complete details of the program will be communicated to you once our respective HR teams have had to opportunity to complete a full comparison of the two programs, which will be done in conjunction with the overall benefits review.

DOES STANTEC OFFER DOMESTIC PARTNER BENEFITS?
Yes, Stantec offers domestic partner benefits that you will be entitled to utilize. More information regarding how you can do this will be provided with the overall benefits review when it is complete.

DOES STANTEC REIMBURSE EMPLOYEES WHEN THEY TAKE THE PROFESSIONAL ENGINEERS EXAM? With respect to reimbursement of examination fees, it is Stantec's policy to pay the fees the first time the employee takes the registration exam. In the event that the employee fails to pass the exam, subsequent examination fees are the employee's responsibility.

In addition, financial assistance may be provided for attending study seminars to prepare for exams. Such assistance is given on a case-by-case basis with approval from the employee's direct supervisor.

WHAT STATUTORY HOLIDAYS DOES STANTEC RECOGNIZE AND WHAT DOES THE COMPANY OFFER FOR VACATION DAYS AND SICK DAYS?
This overview will be provided along with the other benefits information once the review is complete.

WHAT DOES STANTEC MEAN BY A SINGLE 401(K) PLAN? WOULD WE STILL BE ABLE TO PICK FROM DIFFERENT INVESTMENT OPPORTUNITIES?
Yes, you will be able to pick from different investment opportunities. The Stantec 401 (k) Plan is "participant directed" and is currently administered by Merrill Lynch, the same administrator used by TKC. The plan has daily account management flexibility and automated administration via the plan's 800# or the Internet. Like TKC, Stantec offers one overall plan for qualified employees to participate in. Also it offers many investment options that the participant can direct his or her retirement funds to.

WHAT HAPPENS TO MY 401K LOAN? DO I HAVE TO PAY IT OFF IN FULL? WILL IT ROLL TO THE NEW PLAN?
Once the TKC plan receives the IRS favorable determination letter, you will have the choice to either pay the loan in full prior your distribution, take a taxable distribution of the balance of the loan plus accrued interest, or you will be able to do a "direct rollover of the loan" into the Stantec 401(k) plan if you are a participant in that plan and have rolled over your TKC 401(k) funds into the Stantec plan.

DOES STANTEC'S 401K PLAN ALLOW LOANS ON THEIR 401K PLAN?
Yes it does. When the benefits review is complete we will provide all the information you will need to take advantage of this option.



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OPERATIONS

WILL STANTEC ENCOURAGE TKC EMPLOYEES TO RELOCATE SHOULD THE OPPORTUNITY PRESENT ITSELF? WILL THERE BE OPPORTUNITIES TO TRAVEL TO OTHER OFFICES?
Yes. One of the reasons for Stantec's growth is to provide more opportunities for employees to advance their careers and professional experience within the organization. One of our strengths is our ability to form multidisciplinary teams using expertise from across the company.

Stantec also posts all of its job vacancies on its intranet to give employees the ability to look for relocation and advancement opportunities.

HOW DOES STANTEC ADDRESS TURNOVER ISSUES? WILL TURNOVER BE ADDRESSED?
Turnover is monitored and reviewed on a regular basis and addressed at the local level if there is an issue.

WHAT CAN I DO AS AN EMPLOYEE TO MAKE THE TRANSITION AS SMOOTH AS POSSIBLE?
We encourage you to continue with business as usual. Stay positive and remain focused on the job and the customer. Talk to your manager, Human Resources, or use the Feedback form on the Employee Site of www.stantec.com/keithco to ask questions and voice any concerns.

COMPENSATION

WILL OUR PAY PERIODS REMAIN THE SAME (THE 10TH AND 25TH OF EACH MONTH)?
No, Stantec employees are paid on a biweekly basis. The two-week pay period begins on a Saturday and ends on a Friday. Paychecks for all employees are distributed on the first Friday following the end of the pay period (i.e., one week in arrears).

However, this change will not likely happen immediately upon the close of the transaction because it will take some time to bring the two companies' systems together. Any change to your pay periods will be communicated to all TKC employees well in advance.

DOES STANTEC OFFER STOCK OPTIONS TO EMPLOYEES?
Yes. Stantec currently has an employee stock option plan. However, because the number of available options in the plan is limited, the number of participants is also limited.